                                                                      EXHIBIT 12


                             FIRST DATA CORPORATION
                                 COMPUTATION OF
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (dollars in millions)



                                      Three months ended June 30,             Six months ended June 30,
                                  ----------------------------------    ----------------------------------
                                         1999              1998                1999             1998
                                  ----------------  ----------------    ----------------   ---------------
Earnings:
 Income before income taxes            $231.8 (1)      $ 82.7 (2)             $433.3 (1)          $277.7 (3)
 Interest expense                        22.8            27.9                   47.0                54.8
 Other adjustments                       14.3            10.9                   26.6                22.5
                                   ---------------  ----------------    ----------------   ----------------
Total earnings (a)                     $268.9          $121.5                 $506.9              $355.0
                                   ===============  ================    ================   ================
Fixed charges:
 Interest expense                      $ 22.8          $ 27.9                 $ 47.0              $ 54.8
 Other adjustments                       14.3            10.9                   26.6                22.5
                                   ---------------  ----------------    ----------------   ----------------
Total fixed charges (b)                $ 37.1          $ 38.8                 $ 73.6              $ 77.3
                                   ===============  ================    ================   ================

Ratio of earnings to fixed
 charges (a/b)                            7.25            3.13                   6.89                4.59



(1) Includes restructuring, business divestitures, litigation and impairment charges of $34.9 million. The pro forma ratio of earnings to fixed charges without these charges would have been 8.19 and 7.36 for the quarter and six months ended June 30, 1999, respectively.


(2) Includes provision for loss on contract and impairment charges totaling $163.7 million. The pro forma ratio of earnings to fixed charges without these charges would have been 7.35 for the quarter ended June 30, 1998.


(3) Includes business divestiture, provision for loss on contract and impairment charges totaling $164.1 million. The pro forma ratio of earnings to fixed charges without these charges would have been 6.72 for the six months ended June 30, 1998



For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.